

Mail Stop 3720

September 22, 2006

Dean Valentino
President
Famous Uncle Al's Hot Dogs & Grille, Inc.
100 Mill Plain Road
Danbury, CT 06811

> **Re: Famous Uncle Al's Hot Dogs & Grille, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed August 28, 2006**
> **File No. 333-132948**

Dear Mr. Valentino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   Please include page numbers that correspond to your table of contents.

Risk Factors

We have limited operating capital and will require additional financing to continue to operate….

2.   Your revisions in response to our prior comment 27 convey that you have not made significant effort to secure additional sources of financing and also that you have $75,000 in working capital. So that investors may assess whether you will be able to fund operations through the next twelve months, further develop your business and satisfy current debt and other contractual obligations, state here the aggregate amount of your current debt and contractual obligations and that you have not made significant effort to secure additional sources of financing.

Dependence on Key Personnel

3.   We note your response to our prior comment 30; disclose that you did not pay the named executive officers salaries last year and for parts of 2006. Also revise the risk factor caption to be a sentence that conveys the particular risk to you or your investors.

Selling Security Holders

4.   Disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person listed as a selling security holder, to the extent it is not widely held, including, but not limited to, Dowdell Trust, Grasso Family Trust, McCloud Family Group Ltd. and Trimon LLC. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Description of Business

5.   We note your revisions in response to our prior comment 22. In your description of the franchise licensing rights agreement, also state the amount of the payments you must make to Al Stein and offer investors a sense as to how the payment obligation will be met and the consequences if they are not met.

6.   We note your response to our prior comment 24. Describe the extent to which further territory buy back arrangements are part of your business plan going forward.

7.   Please note that our reading room address is 100 F Street, N.E., Washington, D.C. 20549 and revise your disclosure accordingly.

Management's Discussion and Analysis

8.   Discuss in detail the facts and circumstances concerning the royalty holiday you granted to your franchisees. You should explain the number of franchisees covered under the holiday and why you have granted it. Also, clarify if some franchisees no longer have a holiday and management's anticipated timing for the expiration of the holiday for all others.

9.   Clarify whether in the future you will receive the payments that would have been made to you during the royalty holidays and the amounts of those payments. Provide similar disclosure regarding the 1% contribution to the advertising fund.

10.   We note your response to our prior comment 28. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs.

Mr. Dean Valentino
Famous Uncle Al's Hot Dogs & Grille, Inc.
September 22, 2006
Page 3

11.   Please remove the suggestion that your business will present an "attractive" opportunity for investors.

Certain Relationships and Related Transactions

12.   We note your response to our prior comment 29; also describe the services performed by Paul Esposito and Richard Manuel for the assignor for which they received the notes as consideration from you and when those services were performed.

13.   Exhibit 10.6 shows that executive officer Dean Valentino is a party to one of your regional franchise agreements. Therefore, describe the agreement with Mr. Valentino as required by Item 404 of Regulation S-B.

Financial Statements

14.   Please expand your disclosures concerning the history of the company, the predecessor company, and the asset purchase and settlement agreements, within your financial statement footnotes and MD&A, to fully address the following issues and advise us in detail. Your disclosures should be in a sufficient level of detail so that the nature and terms of the agreements, your reasons for entering into them, your accounting for them, and the basis for this accounting are wholly transparent to readers. Please address the following:

    a. your relationship with the predecessor company, Famous Uncle Al's Hot Dogs, Inc.;
    b. any relationships among members of the company's management and the management of Famous Uncle Al's Hot Dogs, Inc.;
    c. summarize for us the ownership of the assignor company, Famous Uncle Al's Hot Dogs, Inc. and with respect to each owner, their ownership percentage in the company, if any;
    d. the nature and terms of the asset purchase agreement;
    e. the nature, terms and purpose of the Settlement Agreement dated October 6, 2005.

15.   We note that you have presented financial statements of Famous Uncle Al's Hot Dogs & Grille, Inc. since inception on March 4, 2005. It appears to us that you may be required to also present the financial statements of your predecessor entity, Famous Uncle Al's Hot Dogs, Inc. in your registration statement for periods prior to March 4, 2005. Please revise accordingly.

Statement of Operations

16.   Disclose loss per share information for each period presented in your annual and interim financial statements, as required by SFAS 128.

Report of Independent Registered Public Accounting Firm

17.   We reissue our prior comment 31. It does not appear that your auditor has revised his report to remove the word "auditing" from the first sentence of the second paragraph. Please ask your auditor to revise the report to state, if true, that he conducted his audit in accordance with the "standards of the Public Company Accounting Oversight Board (United States)."

Note 2. Purchase of Assets

18.   We note your response to our prior comment 34. It is unclear to us why you have not assigned a value to your licensing agreements in light of the fact that these licenses represent your primary revenue-producing assets and entitle you to future contractual cash flows from existing franchises. Explain for us in more detail your methodology for determining the value of the licensing agreement.

19.   We note your response to our prior comment 35. Describe for us in more detail the nature of the territory rights held for resale. Do these rights refer to the rights to receive royalty revenues from certain existing franchises? How did you determine the value of these territory rights? In addition, explain for us the nature of the associated liabilities that you assumed under the purchase agreement. Tell us to whom you are obligated and the origin of the obligations.

Interim Financial Statements

Statement of Operations

20.   Tell us and disclose the nature of the revenue recognized during the six months ended June 30, 2006. Clarify whether you cancelled the rent holiday for all of your franchises. In addition, tell us whether these revenues are presented gross or net and how you applied the guidance in EITF 99-19.

Item 26. Recent Sales of Unregistered Securities

21.   We note your response to our prior comment 36. It is still unclear how you have accounted for the issuance of these shares. Tell us why you have reflected the shares to be issued in the settlement agreement and the founders shares as outstanding at December 31, 2005 when they were issued subsequent to year-end.

Exhibits

22.   Please file as an exhibit the promissory note that you issued to your Chief Executive Officer. See Item 601(b)(10)(i)(A) of Regulation S-B.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: <u>via facsimile (918) 336-3152</u>
        John Heskett, Esq.